EXHIBIT 3.2(a)

AMENDMENT TO THE COMPANY’S BYLAWS

The Board of Directors adopted the following resolution at a meeting on February 27, 2007 to amend the Registrant’s Bylaws:

RESOLVED, the subsection entitled “QUORUM AND ACTION” of SECTION 4, entitled “MEETINGS” of ARTICLE II of the Company’s By-Laws, entitled “DIRECTORS” is amended by inserting in the first paragraph thereof a new, penultimate sentence as follows: In the case of any committee designated by the Board consisting of only two members, the presence of one member shall continue a quorum.